

20008213

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SEC FILE NUMBER
8-00395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 SOUTH TRYON STREET, D1050-151
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH CLEWS 628-260-6487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND ST. SUITE 1400 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH CLEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER AND TREASURER

Title

Notary Public

See attached Certificate OTD 02/27/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On 02/27/2020 before me, N. ROSEN, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared KENNETH JAMES CLEWS,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

N. ROSEN
Notary Public - California
Los Angeles County
Commission # 2209965
My Comm. Expires Aug 13, 2021

Signature ______________________ **(Seal)**

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 14
Schedule 1 – Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1	15
Schedule 2 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	16
Schedule 3 – Computation for Determination of Proprietary Account of Broker Dealers Reserve Requirements Pursuant to Rule 15c3-3	17
Schedule 4 – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	18
Report of Independent Registered Public Accounting Firm	19
Exemption Report	20
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)	21



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Global Alternative Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Alternative Investment Services, Inc. (the Company), a wholly owned subsidiary of Wells Fargo Bank N.A., as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, 3, and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1997.

San Francisco, California
February 28, 2020

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	16,424,852
Receivable from affiliates		678,815
Other assets		302,894
Total assets	$	17,406,561
Liabilities		
Accrued compensation	$	1,412,906
Payable to affiliates		102,675
Accrued expenses and other liabilities		57,229
Total liabilities		1,572,810
Stockholder's Equity		
Common stock, $0 par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Additional paid-in capital		7,980,472
Retained earnings		1,160,055
Total stockholder's equity		15,833,751
Total liabilities and stockholder's equity	$	17,406,561

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2019

Revenues:		
Wholesaling fees from affiliates	$	5,151,465
12b-1 distribution fees		114,944
Dividend income		313,514
Total revenues		5,579,923
Expenses:		
Compensation and employee benefits		3,945,784
Affiliate servicing fees		783,489
Travel and entertainment		292,983
Professional fees		239,281
Technology, data, and communications		125,925
Occupancy and equipment		114,850
Regulatory fees		74,683
Other		13,727
Total expenses		5,590,722
Loss before income tax expense		(10,799)
Income tax expense		22,739
Net loss	$	(33,538)

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2018	$	6,693,224	7,980,472	1,193,593	15,867,289
Net loss		—	—	(33,538)	(33,538)
Balance, December 31, 2019	$	6,693,224	7,980,472	1,160,055	15,833,751

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(33,538)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from affiliates		(260,598)
Decrease in other assets		157,400
Increase in accrued compensation		378,630
Decrease in payable to affiliates		(260,295)
Increase in accrued expenses and other liabilities		53,814
Net cash provided by operating activities		35,413
Increase in cash and cash equivalents		35,413
Cash and cash equivalents, beginning of year		16,389,439
Cash and cash equivalents, end of year	$	16,424,852
Supplemental disclosures:		
Income taxes paid to Wells Fargo & Company, net of refunds	$	191,947

See accompanying notes to financial statements.

(1) Organization

Global Alternative Investment Services, Inc. (GAISI, or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association, whose ultimate parent is Wells Fargo & Company (WFC). GAISI is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA). Additionally, GAISI is a member of the Securities Investor Protection Corporation (SIPC). The Company provides investor and wholesaling services for private investment funds sponsored and managed by Wells Fargo Investment Institute, Inc. (WFII), as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds. Prior to July 1, 2019, GAISI was also the placement agent for 1940 Act registered funds that were sponsored and managed by WFII.

GAISI does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Fair Value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds held in a demand deposit account with WFB and an investment in a money market mutual fund.

(c) Income Taxes

The Company's results for the year ended December 31, 2019 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes,* resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(d) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reimbursement Policy

The Company operates principally for the benefit of WFII. The Company maintains a Loss Indemnification Agreement with WFII in order to receive compensation for services provided by the Company as servicer and wholesaler of funds sponsored and managed by WFII, as well as to meet its capital requirements as a registered broker-dealer. Under the agreement, WFII compensates the Company by reimbursing the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are classified as Wholesaling fees from affiliates, a component of total revenues in the statement of operations.

(f) ***Accounting Guidance Adopted in 2019***

ASU 2016-02, *Leases (Topic 842)*, requires lessees to recognize leases on the Statement of Financial Condition with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company adopted this new guidance on January 1, 2019 and its adoption did not have any impact on the Company's financial statements.

(g) ***Accounting Guidance not yet Adopted***

ASU 2016-13, *Measurement of Credit Losses on Financial Instruments (Topic 326),* changes the accounting for the measurement of credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss measurement to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the new guidance on January 1, 2020. The new guidance did not have any impact on the Company's financial statements.

(3) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are as follows:

	Total	Level 1	Level 2	Level 3
Cash	$ 759,846	$ 759,846	---	---
Money market fund investments	15,665,006	15,665,006	---	---
Total Cash and cash equivalents	$ 16,424,852	$ 16,424,852	---	---

(4) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The nature of these transactions is as follows:

(a) Receivable from Affiliates

Receivable from affiliates consists of receivables arising from services rendered by GAISI to WFII. The Company's receivable balance as of December 31, 2019 was $678,815.

(b) Payable to Affiliates

Payable to affiliates consists primarily of sub-placement agent fees payable to Wells Fargo Clearing Services, LLC and current income taxes payable to WFC. The Company's payable balance as of December 31, 2019 was $102,675.

(c) Services Provided to Affiliates

The Company provided distribution services to 1940 Act registered funds through June 30, 2019. The distribution agreements were terminated effective July 1, 2019 when the management of the registered funds was transferred from WFII to third party fund managers. The Company earned $114,944 for these services for the year ended December 31, 2019 which are reported as 12b-1 distribution fees in the statement of operations.

(d) Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives operational, product, general and administrative support services. The cost of these services for the year ended December 31, 2019 was $783,489 which is classified as Affiliate servicing fees in the statement of operations.

The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed. The Company recorded $121,952 of expense in Technology, data, and communications and $113,296 of Occupancy and equipment expense related to these agreements for the year ended December 31, 2019, in the statement of operations.

(e) Wholesaling fees from affiliates

For the year ended December 31, 2019, the Company earned $4,678,559 in wholesaling fees under the Loss Indemnification Agreement with WFII, as compensation for services provided by the Company as servicer and wholesaler of funds sponsored and managed by WFII. The Company also earned revenue for providing wholesaling services primarily for direct private investment funds sponsored by WFII and third parties amounting to $472,906 for the year ended December 31, 2019.

(5) Revenue from Contracts with Customers

The Company's revenue is recognized based on contracts with private investment funds, 1940 Act registered funds and its affiliate, WFII. The Company provides investor distribution and wholesaling services predominantly for WFII-sponsored private investment funds. Revenue from contracts with customers is recognized according to U.S. GAAP and are classified as Wholesaling fees from affiliates and 12b-1 distribution fees in the statement of operations. The Company further classifies its revenue into the following categories:

Affiliate Reimbursements – Wholesaling fees from affiliates includes the wholesaling fees received by the Company under the Loss Indemnification Agreement with WFII. Wholesaling services include providing information, training and support to brokerage representatives in their effort to sell ownership interests in the funds. The performance obligations associated with the wholesaling services are satisfied at the time when ownership interests in the funds are sold. These affiliate reimbursements are the Company's compensation for providing wholesaling services for WFII-sponsored private investment funds and certain WFII option strategies products. The wholesaling fees under this category are based on the Company's monthly net operating losses and are recognized and settled on a monthly basis.

Asset-based revenue - Revenue is derived from fees determined by the underlying value of client assets and includes wholesaling fees from affiliates and 12b-1 distribution fees.

Wholesaling services include providing information, training and support to brokerage representatives in their effort to sell ownership interests in the funds. The performance obligations associated with the wholesaling services are satisfied at the time when ownership interests in the funds are sold. Wholesaling fees under this category are generally based on the market value of the fund's net assets which are determined and charged on a quarterly basis. The Company also had selling agreements with 1940 Act registered funds formerly managed by WFII that allowed the Company to retain brokers, dealers and financial advisors for distribution services and to provide ongoing investor and account maintenance services to invested clients. These agreements were terminated effective July 1, 2019. Investor distribution and servicing fees are based on the aggregate market value of the fund's net assets that have been outstanding for more than one year, determined as of the last day of the calendar month and paid on a quarterly basis. For both types of fees, the market constraints and uncertainties in investor behavior prevent reasonably estimating the transaction prices and estimates could result in significant revenue reversals. Thus, the revenues are recognized quarterly at the time the market constraints have been removed, the transaction price is known and the services have been performed. Due to the timing of receipt of information, the Company must use estimates in recording

the accruals related to certain asset-based fees, which are based on historical trends and are adjusted to reflect market conditions for the period covered.

Transactional revenue - Revenue includes Wholesaling fees from affiliates that are earned based on the size of the capital commitment that has been procured for a fund. Transactional revenue is recognized at a point in time when the transaction is placed. Once the transaction is placed, the fund obtains control through a right to receive payment for a capital commitment. Wholesaling fees under this category are recognized and received upon the execution of the transaction.

Activity or transaction-based revenue is recorded at a point in time when the transaction occurs and asset-based revenue is recorded over time when the variable constraints have been removed and the transaction price is known.

As of December 31, 2019, the entire receivable from affiliates balance is related to revenue from contracts with customers.

The following table shows the Company's disaggregated revenue information as of December 31, 2019:

		Amount
Wholesaling fees from affiliates		
Affiliate reimbursements	$	4,678,559
Asset-based revenue		444,983
Transactional revenue		27,923
		5,151,565
12b-1 distribution fees		
Asset-based revenue		114,944
Dividend income		313,514
Total revenues	$	5,579,923

(6) Income Taxes

The components of income tax expense for the year ended December 31, 2019 are presented below:

	Federal	State	Total
Current income tax expense	$ 93,775	$ 2,855	$ 96,630
Deferred income tax expense (benefit)	(87,641)	13,750	(73,891)
Net income tax expense	$ 6,134	$ 16,605	$ 22,739

The table below reconciles the statutory federal income tax benefit and rate to the effective income tax expense and rate for the year ended December 31, 2019:

	Amount	Percentage of pre-tax income
Tax benefit at federal tax rate	$ (2,268)	21.0 %
Meals & entertainment disallowance	11,681	(108.1)
State tax expense, net of federal effect	10,528	(97.5)
Change in deferred tax asset valuation allowance	2,590	(24.0)
Other	208	(1.9)
Total income tax expense	$ 22,739	(210.5)%

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2019 are presented below:

	Amount
Deferred income tax assets:	
Deferred compensation and accrued expenses	$ 322,554
Net operating loss carryforwards	142,932
Deferred income tax assets	465,486
Deferred income tax assets valuation allowance	(162,526)
Deferred income tax assets, net of valuation allowance	302,960
Deferred income tax liabilities:	3,690
Net deferred income tax assets	$ 299,270

The realization of net deferred income tax assets may be based on anticipation of future taxable income in certain periods and the utilization of tax-planning strategies. A valuation allowance of $162,526 related to certain deferred state income tax assets not expected to be utilized was established as of December 31, 2019. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. Net deferred tax assets are classified as other assets in the statement of financial condition.

At December 31, 2019, the Company had state net operating loss carryovers with related deferred income tax assets of $142,932. The net operating losses expire, if not utilized, in varying amounts through 2037.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2019 and had no accrued interest at December 31, 2019.

The Company is required to determine whether its tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019.

The consolidated income tax return reflects each affiliate's taxable income or loss as computed by Wells Fargo's Corporate Tax department on a separate entity basis.

With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2011.

(7) Benefit Plans

WFC sponsors a qualified defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested.

In addition, WFC provides health care and life insurance benefits for certain retired employees and reserves the right to amend, modify, or terminate any of the benefits at any time.

Total benefits expense allocated to the Company by WFC for these plans for the year ended December 31, 2019 was $316,524, which is included in Compensation and employee benefits expense.

WFC also offers a Long Term Incentive Compensation Plan (LTICP) that provides for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted stock rights (RSRs), performance share awards (PSAs), performance units and stock awards with or without restrictions. During 2019, RSRs and PSAs were WFC's primary long-term incentive awards. Holders of RSRs are entitled to the related shares of common stock at no cost generally vesting over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued, and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends. Total expense allocated to the Company related to this plan for the year ended December 31, 2019 was $108,063, which is included in Compensation and employee benefits expense.

(8) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $14,210,700 which was $13,960,700 in excess of its required minimum net capital of $250,000.

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements", "Computation for Determination of Broker Dealers (PAB) Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

(9) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2019 through February 28, 2020, the date on which the Company issued its financial statements. There have been no material events that would require recognition to, or disclosure in the financial statements.

Schedule 1

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation of Aggregate Indebtedness and Net Capital under

Rule 15c3-1

December 31, 2019

Net capital:		
Total stockholder's equity	$	15,833,751
Deductions and other charges:		
Nonallowable assets:		
Receivable from affiliates		(678,815)
Other assets		(630,936)
Net capital before haircuts on securities positions		14,524,000
Haircut on investment in money market mutual fund		(313,300)
Net capital	$	14,210,700
Aggregate indebtedness:		
Total liabilities	$	1,572,810
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess of requirement	$	13,960,700
Ratio of aggregate indebtedness to net capital		0.11

Note - There are no differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 (FOCUS REPORT IIA) as of December 31, 2019, as filed on January 24, 2020. Therefore, no reconciliation of the two computations is necessary.

See accompanying report of independent registered public accounting firm.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2019

A computation of the reserve requirement is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

Schedule 3

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation for Determination of Broker Dealers (PAB) Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2019

A computation of the PAB reserve requirement is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

Schedule 4

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2019

Information relating to possession or control requirements is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Alternative Investment Services, Inc.:

We have reviewed management's statements, included in the accompanying Global Alternative Investment Services, Inc. Exemption Report (the Exemption Report), in which (1) Global Alternative Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 28, 2020

Global Alternative Investment Services, Inc. Exemption Report

Global Alternative Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

Global Alternative Investment Services, Inc.

I, Kenneth Chen, affirm to the best of my knowledge and belief, that this Exemption Report is true and correct.

Title: Chief Financial Officer and Treasurer

Date: February 28, 2020



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Global Alternative Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2019, which were agreed to by Global Alternative Investment Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting affiliate reimbursement schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related affiliate reimbursement schedules and wholesaling service revenue schedules and working papers supporting the adjustments, and noted no differences.

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

395 FINRA DEC
Global Alternative Investment Services Inc.
401 S Tryon St # D150-151
Charlotte, NC 28202-1911

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 643

B. Less payment made with SIPC-6 filed (exclude interest) (434)
7/25/2019
Date Paid

C. Less prior overpayment applied (118,752)

D. Assessment balance due or (overpayment) 118,543

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $((118,543))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Alternative Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30 day of January, 20 20.

GAISI Chief Financial Officer and Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,579,923
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliate reimbursement and allocations+wholesaling services (Deductions in excess of $100,000 require documentation)	5,151,465
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,151,465
2d. SIPC Net Operating Revenues	$ 428,458
2e. General Assessment @ .0015	$ 643
	(to page 1, line 2.A.)